UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2025

Gregory D. King
Chief Executive Officer
Osprey Bitcoin Trust
1241 Post Road, 2nd Floor
Fairfield, CT 06824

Re: Osprey Bitcoin Trust
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted May 14, 2025
CIK No. 0001767057

Dear Gregory D. King:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 13, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

The Offering
Trust Expenses, page 10

1. Please revise to clarify who will be the responsible party for fees and expenses relating to the listing exchange. In this regard, we note that in this section and on page F-9 you include "Exchange listing fees" in the list of "Assumed Expenses," but classify "fees and expenses related to public quotation on the Listing Exchange" and "fees and expenses related to public quotation on OTCQX" as "Extraordinary Expenses."

Risk Factors
Risk Factors Related to the Digital Asset Markets
Competition from other exchange-traded Bitcoin products, page 28

2. We note your response to prior comment 8 and re-issue in part. Please update your risk factor to discuss whether the timing of the Trust’s entry into the market may have an impact on its performance.

Business of the Trust
Historical Digital Asset Holdings and Bitcoin Prices, page 59

3. We note your response to prior comment 14 and re-issue in part. In light of your revised disclosure that the investment objective of the Trust is for the Shares to reflect the performance of Bitcoin as measured by reference to the Lukka Prime Bitcoin Reference Rate, please revise the chart to present Lukka Prime Bitcoin Reference Rate data for comparability.

The Index, page 60

4. We note your revised disclosure in response to comment 15 that the Trust measures the performance of Bitcoin by reference to the Lukka Prime Bitcoin Reference Rate. As we are unable to locate information about an index with this name, please direct us to publicly available information about this index or please revise to correct the name of the index as applicable.

5. We note your response to prior comment 11 and re-issue in part. Please revise to:
    - Reconcile the list of Index Pricing Sources here with the list on page 9;
    - Provide tabular disclosure of market share and volume information for each Index Pricing Source;
    - Describe in greater detail the "proprietary ratings criteria" the Index Provider uses to evaluate each trading platform, and the frequency of the Index Provider's periodic reassessments of and adjustments to the trading platforms;
    - Describe the composition of the Index Provider's PIOB, and how frequently the PIOB reviews market data;
    - Reconcile usage of the terms "Benchmark Pricing Source" and "Benchmark Provider;" and
    - Describe in greater detail the five-step weighting process used by the Index Provider.

Creation and Redemption, page 66

6. We note your disclosure that only certain Authorized Participants can place orders to receive or redeem Baskets in exchange for Bitcoin. Please disclose whether any of your Authorized Participants are able to support in-kind creation and redemption activity.

7. We note your response to prior comment 12 and re-issue in part. Please revise to:
    - Describe the approval process and specific criteria for engagement as a Bitcoin Trading Counterparty; and

- Disclose how the Trust will inform Shareholders whether and when it has engaged additional Bitcoin Trading Counterparties.

Issuance of Baskets - Transaction Fees, page 66

8. Please revise to disclose whether transaction fees are payable in cash and/or Bitcoin. If the fees are payable in Bitcoin, please describe the mechanics for valuing and determining the amount in Bitcoin, and for remitting in-kind payments to the Trust.

Issuance of Baskets - Cash Creations, page 67

9. Please revise to describe the material terms of the Trade Financing Agreement, and file that agreement as a material contract or explain why you are not required to do so.

Plan of Distribution
Selling Shareholders, page 91

10. We note your response to prior comment 4. Please advise whether the selling shareholders are broker-dealers or affiliates of broker-dealers. Be advised that a selling shareholder registered as a broker-dealer who did not receive their Shares as compensation for investment banking or similar services should be identified as an underwriter. If a selling shareholder is an affiliate of a broker-dealer, disclose whether at the time of the purchase of the Shares to be resold, the selling shareholder purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling shareholders as underwriters.

Please contact David Irving at 202-551-3321 or Jason Niethamer at 202-551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Erin E. Martin